UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2018
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
26550 Acheson Road
Acheson, Alberta T7X 6B2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2018.

2.	Management’s Discussion and Analysis for the three months ended March 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: May 1, 2018

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
CONSTRUCTION GROUP

CATERPILLAR
CAT
CAT
679
CO817

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2018	December 31, 2017
Assets
Current assets
Cash	$12,105	$8,186
Accounts receivable, net (note 7(c))	62,696	46,806
Contract assets (note 7(c))	11,350	21,572
Inventories	4,856	4,754
Prepaid expenses and deposits	2,756	1,898
Assets held for sale	4,242	5,642
	98,005	88,858
Property, plant and equipment (net of accumulated depreciation of $229,451, December 31, 2017 – $220,320)	295,330	278,648
Other assets (note 7(e))	5,460	5,599
Deferred tax assets	9,437	10,539
Total assets	$408,232	$383,644
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$45,534	$35,191
Accrued liabilities	9,173	12,434
Contract liabilities (note 7(c))	2,466	824
Current portion of capital lease obligations	30,010	29,136
	87,183	77,585
Long term debt (note 5(a))	62,127	70,065
Capital lease obligations	46,052	37,833
Other long term obligations	16,952	14,080
Deferred tax liabilities	41,182	38,157
	253,496	237,720
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2018 – 27,870,515 (December 31, 2017 – 28,070,150)) (note 9(a))	228,736	231,020
Treasury shares (March 31, 2018 - 2,709,046 (December 31, 2017 - 2,617,926))(note 9(a))	(12,956)	(12,350)
Additional paid-in capital	55,536	54,416
Deficit	(116,580)	(127,162)
	154,736	145,924
Total liabilities and shareholders’ equity	$408,232	$383,644
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2018	2017
Revenue (note 7)	$114,703	$92,842
Project costs	41,463	29,207
Equipment costs	28,257	26,055
Depreciation	18,192	14,558
Gross profit	26,791	23,022
General and administrative expenses	7,801	8,075
Loss on sublease	1,732	—
Loss on disposal of property, plant and equipment	80	214
Gain on disposal of assets held for sale	(42)	(68)
Amortization of intangible assets	153	352
Operating income before the undernoted	17,067	14,449
Interest expense, net (note 8)	1,819	1,366
Foreign exchange gain	(10)	(3)
Income before income taxes	15,258	13,086
Deferred income tax expense	4,127	3,487
Net income and comprehensive income	11,131	9,599
Per share information
Net income - basic (note 9(b))	$0.44	$0.34
Net income - diluted (note 9(b))	$0.36	$0.31
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	9,599	9,599
Exercised options	492	—	(197)	—	295
Stock-based compensation	—	—	774	—	774
Dividends (note 9(d)) ($0.02 per share)	—	—	—	(558)	(558)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(3,544)	—	—	(3,544)
Balance at March 31, 2017	$253,125	$(12,838)	$46,492	$(121,259)	$165,520

Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924
Adoption of accounting standard (note 3(a(i)))	—	—	—	(45)	(45)
Net income	—	—	—	11,131	11,131
Exercised options	678	—	(271)	—	407
Stock-based compensation	—	—	720	—	720
Dividends (note 9(d)) ($0.02 per share)	—	—	—	(504)	(504)
Share purchase programs (note 9(c))	(2,962)	—	671	—	(2,291)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	—	(606)	—	—	(606)
Balance at March 31, 2018	$228,736	$(12,956)	$55,536	$(116,580)	$154,736
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2018	2017
Cash provided by (used in):
Operating activities:
Net income	$11,131	$9,599
Adjustments to reconcile to net cash from operating activities:
Depreciation	18,192	14,558
Amortization of intangible assets	153	352
Amortization of deferred financing costs (note 8)	130	82
Loss on sublease	1,712	—
Loss on disposal of property, plant and equipment	80	214
Gain on disposal of assets held for sale	(42)	(68)
Stock-based compensation expense	1,898	2,058
Other adjustments to cash from operating activities	52	26
Deferred income tax expense	4,127	3,487
Net changes in non-cash working capital (note 10(b))	1,603	(5,221)
	39,036	25,087
Investing activities:
Purchase of property, plant and equipment	(18,853)	(19,463)
Proceeds on disposal of property, plant and equipment	1,354	9,465
Proceeds on disposal of assets held for sale	110	210
Net repayment of loan from partnership (note 4)	663	—
	(16,726)	(9,788)
Financing activities:
Repayment of Credit Facility	(13,000)	(12,071)
Increase in Credit Facility	5,000	—
Issuance of Convertible Debentures (note 5(c))	—	40,000
Financing costs	—	(2,221)
Repayment of capital lease obligations	(7,391)	(6,833)
Proceeds from options exercised	407	295
Dividend payment	(510)	(569)
Share purchase programs (note 9(c))	(2,291)	—
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	(606)	(3,544)
	(18,391)	15,057
Increase in cash	3,919	30,356
Cash, beginning of period	8,186	13,666
Cash, end of period	$12,105	$44,022
Supplemental cash flow information (note 10(a)).
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Construction Group Ltd. ("the Company"), formerly known as North American Energy Partners Inc., provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada. On April 11, 2018, the Company announced the shareholder approval for the amendment to the articles of the Company to change the name of the Company to "North American Construction Group Ltd.".
These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, North American Construction Management Ltd, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”), NACG Properties Inc., and NACG Acheson Ltd., and the following 100% owned, Canadian incorporated subsidiaries of NACHI as of March 31, 2018:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.
2) Significant accounting policies
a) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The impacts of the adoption on the Company’s financial results are summarized in Note 3(a(i)). Significant changes to the Company’s accounting policies as a result of adopting Topic 606 are detailed below.
i) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and-materials and cost-plus contracts. When the commercial terms are lump-sum, unit-price and cost-plus, the contract scope and value is typically defined. Time-and-materials contracts are generally undefined in scope and total price.

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Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint. The estimation process related to the percentage of completion has not changed with the adoption of Topic 606. Refer to the Company’s discussion of the use of estimates included in “Note 2: Significant accounting policies” of the Company’s annual financial statement for the year ended December 31, 2017.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contract. Customer invoicing can range between daily and monthly and payment terms range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company has elected the practical expedient in 606-10-32-18 to not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include a significant integration service, where the Company is responsible for ensuring the individual goods and services are incorporated into a combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Currently, the Company has constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.

6

The Company's performance obligations typically are satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation.
The Company has elected to apply the practical expedient in 606-10-55-18, referred to as the ‘as-invoiced’ practical expedient, to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue. The Company offers a variety of equipment for rental to its customers. Rental revenue is recognized daily at the applicable rates stated in the rental contract.
ii) Accounts receivable and contract assets
Accounts receivable are recorded for the Company’s unconditional rights to consideration arising from performance under contracts with customers. The act of invoicing the customer does not indicate whether the Company has an unconditional right to payment. Therefore, accounts receivable may be comprised of amounts billed to customers

7

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and amounts where the Company has an unconditional right to consideration and only the passage of time is required to receive the consideration but is not yet billed to customers.
Contract assets include unbilled amounts and represent revenue recognized from work performed in advance of amounts classified as accounts receivable.
iii) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs.
Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less based on the Company’s election of the practical expedient in 340-40-25-4.
Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
iv) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period. The Company applies the practical expedient in 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.
v) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Revenue from Contracts with Customers
The Company adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018. The Company applied Topic 606 and related Accounting Standards Updates ("ASU") using the modified cumulative effect retrospective method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. The Company applied Topic 606 to contracts that were not completed at the time of transition. The Company also elected to use the contract modification practical expedient in 606-10-65-1 to not separately evaluate the effects of each contract modification before January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 605.
The main impact of the application of this new standard reflected through the adjustment to the opening balance of equity at January 1, 2018 relates to the change in the treatment of mobilization costs which was previously considered a component of the contract. Under Topic 606, mobilization costs are considered a cost to fulfill the contract and not part of the performance obligation. This resulted in a reversal in the amount of cumulative revenue recognized which was offset by associated amortization expense which is recognized on the same basis. The impact on equity is $45. Other adjustments include a reclassification of unconditional rights to consideration between contract assets and accounts receivable, due to a change in presentation requirements for contract balances.

8

The following table summarizes the effects of adopting Topic 606 on the Company's consolidated balance sheets at March 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Assets
Current assets
Accounts receivable, net	$62,696	$(7,082)	$55,614
Contract assets	11,350	(11,350)	—
Unbilled revenue	—	18,790	18,790
	98,005	358	98,363
Other assets	5,460	(615)	4,845
Total assets	$408,232	$(257)	$407,975

Liabilities and shareholders' equity
Current liabilities
Contract liabilities	$2,466	$(2,466)	$—
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	2,466	2,466
	87,183	—	87,183
Deferred tax liabilities	41,182	(82)	41,100
	$253,496	$(82)	$253,414

Shareholders' equity
Deficit	(116,580)	(175)	(116,755)
	$154,736	$(175)	$154,561
Total liabilities and shareholders' equity	$408,232	$(257)	$407,975
Amounts previously classified as unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts are now classified as contract assets and contract liabilities, respectively, under Topic 606. For consistency, these new classifications have been applied to amounts in comparative prior periods on the consolidated balance sheets and within the notes that follow. Unbilled amounts where unconditional rights to compensation exist are classified as accounts receivable under Topic 606. These amounts would have previously been included in unbilled revenue.
The following table summarizes the effects of adopting Topic 606 on the Company's consolidated statements of operations and comprehensive income for the three months ended March 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Revenue	$114,703	$(189)	$114,514
Project costs	41,463	113	41,576
Gross profit	$26,791	$(302)	$26,489
Operating income before the undernoted	$17,067	$(302)	$16,765
Income before income taxes	$15,258	$(302)	$14,956
Deferred income tax expense	4,127	(82)	4,045
Net income	$11,131	$(220)	$10,911
Comprehensive income	$11,131	$(220)	$10,911

9

NOA

The following table summarizes the effects of adopting Topic 606 on the Company's consolidated statements of cash flows for the three months ended March 31, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Cash provided by:
Operating activities:
Net income	$11,131	$(220)	$10,911
Deferred income tax expense	4,127	(82)	4,045
Net changes in non-cash working capital (note 10(b))	1,603	302	1,905
	39,036	—	39,036
Increase in cash	$3,919	$—	$3,919
ii) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
iii) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale per Topic 606. The new standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
4) Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("Dene Sky"). The partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic

10

activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses of the unincorporated entity. The Company is contingently liable under the partnership agreement for its portion of the partnership’s obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.
The Company contributed cash consideration of $2,308 towards the partnership. At inception of the partnership, combined assets and liabilities were proportionately recognized within the Company's consolidated financial statements at 49%. The Company records its share of the partnership assets, liabilities, revenues and expenses within its consolidated financial statements using the proportionate consolidation method.
The financial data for the Company's 49% interest included in the consolidated financial statements is summarized as follows:
Balance Sheet

	March 31, 2018	December 31, 2017
Assets
Current assets	$846	$1,868
Non-current assets	2,171	2,275
Total assets	$3,017	$4,143
Liabilities
Current liabilities	$862	$1,094
Long-term liabilities	464	1,141
Total liabilities	$1,326	$2,235

Net Assets	$1,691	$1,908
As at March 31, 2018, the Company had issued a loan to Dene North Site Services in the amount of $600, which is included in the above current liabilities at 49%. Upon consolidation, the net receivable amount is included in other assets within the Company's consolidated balance sheets.
Statement of Operations and Comprehensive Loss

	Three months ended
	March 31,
	2018	2017
Revenues	$595	$—
Gross profit (i)	(128)	—
Loss before taxes	(218)	—
Net loss and comprehensive loss(ii)	$(218)	$—
(i) Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.
5) Long term debt
a) Long term debt amounts are as follows:
Long term:

	March 31, 2018	December 31, 2017
Credit Facility (note 5(b))	$24,000	$32,000
Convertible Debentures (note 5(c))	40,000	40,000
Less: deferred financing costs	(1,873)	(1,935)
	$62,127	$70,065
b) Credit Facility
On August 1, 2017, the Company entered into a new Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million, of which letters of credit may not exceed $25.0 million

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with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The Credit Facility permits additional capital lease debt to a limit of $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.
As at March 31, 2018, there was $0.9 million (December 31, 2017 - $0.8 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $115.1 million (December 31, 2017 - $107.2 million).
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The first covenant is the senior leverage ratio ("Senior Leverage Ratio") is defined as senior debt ("Senior Debt" is defined as interest bearing debt excluding Convertible Debentures) as compared to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA"). The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Adjusted EBITDA less cash taxes compared to Fixed Charges. Fixed charges ("Fixed Charges") is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.5:1 for four quarters following the acquisition. As at March 31, 2018, the Company was in compliance with financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which matures on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three months ended March 31, 2018, financing costs of $nil were incurred in connection with the issuance of the Convertible Debentures (three months ended March 31, 2017 – $2,194). This amount is included within deferred financing costs as a direct reduction to the carrying amount of long term debt and is amortized to interest expense using the effective interest method over the term to maturity.
6) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value

12

of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loan to partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations	Level 2	$76,062	$70,236	$66,969	$61,872
Convertible Debentures	Level 2	40,000	39,680	40,000	38,700
Assets held for sale	Level 3	4,242	4,242	5,642	5,642
Credit Facility	Level 3	24,000	24,000	32,000	32,000
7) Revenue
a) Disaggregation of revenue
In the following table, revenue is disaggregated by source, commercial terms and method of revenue recognition.

	Three months ended
	March 31,
	2018	2017
Revenue by source
Construction services	$16,434	$2,681
Operations support services	98,268	90,160
	$114,703	$92,842

By commercial terms
Time-and-materials	27,387	18,351
Unit-price	82,327	74,414
Cost-plus	4,988	77
	$114,703	$92,842

Revenue recognition method
Cost-to-cost percent complete	$74,053	$62,405
As-invoiced	40,649	30,437
	$114,703	$92,842
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2018	2017
Customer A	40%	46%
Customer B	30%	38%
Customer C	17%	15%
c) Contract balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	March 31, 2018	December 31, 2017
Contract receivables, included in accounts receivable, net	$61,364	$45,716
Contract assets	11,350	21,572
Contract liabilities	2,466	824

13

Significant changes in the contract assets and the contract liabilities are summarized:

	Contract Assets		Contract Liabilities
	Three months ended		Three months ended
(thousands of dollars)	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Revenue recognized that was included in the contract liability balance at the beginning of the period	$—	$—	$(56)	$(327)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	—	1,698	836
Transferred to receivables from contract assets recognized at the beginning of the period	(14,693)	(9,115)	—	—
Increases (decreases) as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	3,662	(26)	—	—
Increases as a result of work completed, but not yet an unconditional right to consideration	809	4,163	—	—
Revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods during the three months ended March 31, 2018 was $1,929 (three months ended March 31, 2017 - $1,040). These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three months ended March 31, 2018 of $2,397 (three months ended March 31, 2017 - $615).
The table below represents the classification of such uncollected consideration on the balance sheet:

	March 31, 2018	December 31, 2017
Accounts receivable	$1,926	$358
Contract assets	7,944	7,662
	$9,870	$8,020
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers where the originally expected duration of the contract is greater than one year, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

2018	$13,409
2019	10,982
Total	$24,391
f) Contract Costs
The following table summarizes the contract costs amounts included within other assets on the consolidated balance sheets.

	March 31, 2018	December 31, 2017
Reimbursable bid costs	$607	$422
Fulfillment costs	627	—
	$1,234	$422

14

During the three months ended March 31, 2018, reimbursable bid costs of $185 were capitalized (three months ended March 31, 2017 - $nil) and amortization expense was $nil (three months ended March 31, 2017 - $nil).
During the three months ended March 31, 2018, fulfillment costs of $1,101 were capitalized (three months ended March 31, 2017 - $nil), of which $502 was capitalized upon adoption, and amortization expense was $474 (three months ended March 31, 2017 - $nil).
8) Interest expense, net

	Three months ended
	March 31,
	2018	2017
Interest on capital lease obligations	$768	$742
Amortization of deferred financing costs	130	82
Interest on Credit Facility	441	445
Interest on Convertible Debentures	542	102
Interest on long term debt	$1,881	$1,371
Other interest income	(62)	(5)
	$1,819	$1,366
9) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	145,150	—	145,150
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(91,120)	(91,120)
Retired through Share Purchase Program	(344,785)	—	(344,785)
Issued and outstanding at March 31, 2018	27,870,515	(2,709,046)	25,161,469
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled.

15

NOA

b) Net income per share

	Three months ended
	March 31,
	2018	2017
Net income available to common shareholders	$11,131	$9,599
Interest from Convertible Debentures (after tax)	441	75
Diluted net income available to common shareholders	$11,572	$9,674

Weighted average number of common shares	25,284,661	28,004,778
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,651,684	2,552,668
Dilutive effect of stock options	268,901	326,821
Dilutive effect of Convertible Debentures	3,686,636	696,365
Weighted average number of diluted common shares	31,891,882	31,580,632

Basic net income per share	$0.44	$0.34
Diluted net income per share	$0.36	$0.31
For the three months ended March 31, 2018, there were 400,320 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended March 31, 2017 – 483,740 stock options).
c) Share purchase programs
The Company engaged in the following normal course issuer bids ("NCIBs") during the three months ended March 31, 2018:

Commencement date	Facilities	Maximum number of shares available to be purchased	Actual number of shares purchased and subsequently cancelled	Reduction to common shares	Increase to additional paid in capital
August 14, 2017(i)(ii)	NYSE, TSX	1,281,571	344,785	$2,962	$671
Total during the three months ended March 31, 2018		1,281,571	344,785	$2,962	$671
(i) Of the maximum number of 2,424,333 common shares authorized to be purchased under this NCIB, 1,142,762 shares were purchased and subsequently cancelled as at December 31, 2017, with a further 344,785 shares purchased and subsequently cancelled during the three months ended March 31, 2018. As at March 31, 2018, there are a remaining 936,786 shares authorized to be purchased under this NCIB until its expiry on August 13, 2018.
(ii) In order to comply with relevant securities laws, the Company can purchase a maximum of 655,142 of the remaining number of shares available to be purchased on the NYSE, which represents 5% of the issued and outstanding common shares.
d) Dividends
On February 13, 2018, the Company declared its first quarter 2018 dividend of $0.02 per share payable to shareholders of record as of March 6, 2018. At March 31, 2018, the dividend payable of $504 was included in accrued liabilities and was subsequently paid to shareholders on April 6, 2018. At March 31, 2017, the dividend payable of $558 was included in accrued liabilities and was subsequently paid to shareholders on April 7, 2017.

16

10) Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2018	2017
Cash paid during the period for:
Interest	$2,317	$1,140
Cash received during the period for:
Interest	4	7
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	16,484	15,361
Net decrease (increase) in assets held for sale, offset by property, plant and equipment	1,332	(850)
Non-cash working capital adjustments:
Net decrease in contract assets related to adoption of accounting standard	(547)	—
Net increase in other assets related to adoption of accounting standard	502	—
Net decrease in accrued liabilities related to conversion of bonus compensation to DSUs	(326)	—
Net decrease in accrued liabilities related to dividend payable	(6)	(11)
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended
	March 31,
	2018	2017
Cash (used in) provided by net change in non-cash working capital
Accounts receivable	$(15,890)	$(13,628)
Contract assets	9,675	4,979
Inventories	(102)	(455)
Contract costs	(310)	—
Prepaid expenses and deposits	(826)	421
Accounts payable	10,343	6,233
Accrued liabilities	(2,929)	(3,280)
Contract liabilities	1,642	509
	$1,603	$(5,221)
11) Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the three months ended March 31, 2018, the Company received $78 of sublease proceeds (three months ended March 31, 2017 - $83).
12) Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

17

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Management’s Discussion and Analysis
For the three months ended March 31, 2018

NOA

Management’s Discussion and Analysis
For the three months ended March 31, 2018
A. EXPLANATORY NOTES
May 1, 2018
The following Management’s Discussion and Analysis ("MD&A") is as of May 1, 2018 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended March 31, 2018 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2017, together with our annual MD&A for the year ended December 31, 2017. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA", "Consolidated EBITDA" (as defined in our previous credit agreement) and "Adjusted EBITDA" (as defined in our new credit agreement), "Total Debt", "Net Debt", and "Free Cash Flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

As discussed in "Resources and Systems - Capital Resources and Use of Cash" in this MD&A, our Credit Facility introduced a new non-GAAP measure "Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our new Credit Facility.
We believe that Consolidated and Adjusted EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.
As EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA, Consolidated EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "EBIT margin", "Consolidated EBITDA margin", or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt and Net Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"), and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

NOA

B. SIGNIFICANT BUSINESS EVENTS
Company Name Change
On April 11, 2018, our shareholders approved an amendment to the articles of our Company to change the name of the Company to “North American Construction Group Ltd.” The name change was effective on April 11, 2018, but trading on the TSX and NYSE did not commence under the new name until April 16, 2018. The Company’s trading symbol (TSX: NOA.TO / NYSE: NOA) remains the same. Following the name change, share certificates of “North American Energy Partners Inc.” remain valid until replaced on transfer and shareholders are not required to surrender and exchange their share certificates for share certificates with the new name. The name change does not, by itself, affect any of the rights of shareholders. In a related move, we concurrently changed the name of one of our subsidiaries to "North American Construction Management Ltd." from "North American Construction Group Inc.".
Normal Course Issuer Bids
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. As at March 31, 2018, we have used $2.3 million in cash to purchase and subsequently cancel 344,785 common shares at a weighted average price of $6.64 per share in the normal course during the current year. The current year NCIB program has reduced our outstanding balance to 25,161,469 common shares as at March 31, 2018. This outstanding common share balance is net of the 2,709,046 common shares classified as treasury shares as at March 31, 2018. Under this NCIB, there are 936,786 shares remaining that can be purchased and subsequently cancelled until its expiry on August 13, 2018.
Adoption of New US GAAP Revenue Standard
On January 1, 2018, we adopted the new US GAAP revenue standard, "ASC 606, Revenue from Contracts with Customers" ("Topic 606") issued jointly by the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"). The new standard provided a revenue recognition model to follow for all types of contracts with customers and eliminated most industry-specific revenue guidance, including the construction industry guidance which had previously been applied to most of our contracts. We updated our revenue recognition process to align with the new standard which, in some cases changed the timing of when and how much revenue was recognized during the current period when compared to our previous revenue recognition process. The new revenue standard also changed how claims and contract modifications are accounted for which, in some cases could accelerate the recognition of revenue for these items when compared to our previous treatment of claims and contract modifications.
We adopted the standard using the modified cumulative retrospective method permitted under the accounting standard updates ("ASUs") for Topic 606, by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity as of January 1, 2018. We recorded a $0.05 million adjustment to our opening balance of retained earnings related to this adoption method, as detailed in the "Interim Consolidated Statements of Change in Shareholders Equity" within the interim consolidated financial statements for this period. In addition, a summary of the effect on our financial statements from adopting Topic 606 is included in note 3, "Recent accounting pronouncements" in these same financial statements.
Notable terminology and accounting changes as a result of the implementation of Topic 606 include:

•
Contract costs - Included in other assets on the consolidated balance sheets are capitalized contract costs. These fall into two categories: reimbursable bid costs which represent the incremental costs to obtain a contract; and fulfillment costs which represent pre-construction costs related to activities occurring before the scope of work begins, such as mobilization and site setup costs. These costs are amortized and expensed to project costs over the life of the contract based on the transfer of goods or services to which the assets relate.

•
Contract asset and contract liabilities - Included on the consolidated balance sheets are contract assets and contract liabilities, which were previously referred to as "unbilled revenue" and "billings in excess of costs incurred and estimated earnings on uncompleted contracts", respectively.

•
Contract receivables - Included in accounts receivable on the consolidated balance sheets are contract receivables, which represent compensation amounts that we have an unconditional right to, whether they have been billed by the balance sheet date or not. Prior to the adoption of the new standard, only those amounts that had been billed to the customer by the financial statement date were reported in our accounts receivable balance. Activity which we had an unconditional right to invoice the customer, but had not yet been billed was recorded as an asset against our "unbilled revenue" balance (now referred to as contract assets).

The adoption of Topic 606 includes the requirement for additional disclosures in our consolidated financial statements. The FASB objective of issuing this new standard is to provide financial statement users with sufficient information to understand the nature, amount, timing and uncertainty of revenue, certain costs, and cash flows from contracts with customers. As prescribed by Topic 606, we have added note 7 "Revenue" to our interim consolidated financial statements to meet the FASB objective. This note contains the following sections:

•	Disaggregation of revenue - a breakout of our revenue into categories that depict how the nature, amounts, timing, and uncertainty of revenue and cash flow are affected by economic factors.

•	Customer revenues - disclosed as a separate note in previous interim financial statements.

•	Contract balances - information about the contract balances in assets and liabilities and the changes in the period.

•
Unpriced contract modifications - information about contract modifications that are approved in scope and not price where we are treating the associated revenue as variable consideration, subject to constraint.

•
Transaction price allocated to the remaining performance obligations - information about estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied for contracts with an original duration of one year or more, excluding amounts that are recognized using the "as-invoiced" method.

•	Contract costs - information about the capitalized reimbursable bid costs and fulfillment costs relating to contracts.

NOA

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$114,703	$92,842	$21,861
Project costs	41,463	29,207	12,256
Equipment costs	28,257	26,055	2,202
Depreciation	18,192	14,558	3,634
Gross profit(i)	$26,791	$23,022	$3,769
Gross profit margin(i)	23.4%	24.8%	(1.4)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,903	6,017	(114)
Stock-based compensation expense	1,898	2,058	(160)
Loss on sublease	1,732	—	1,732
Operating income	17,067	14,449	2,618
Interest expense	1,819	1,366	453
Net income	11,131	9,599	1,532
Net income margin(i)	9.7%	10.3%	(0.6)%
EBIT(i)	17,077	14,452	2,625
EBIT margin(i)	14.9%	15.6%	(0.7)%
EBITDA(i)	35,422	29,362	6,060
Consolidated EBITDA(i)	37,912	30,282	7,630
Consolidated EBITDA margin(i)	33.1%	32.6%	0.4%
Adjusted EBITDA(i)	39,090	31,566	7,524
Adjusted EBITDA margin(i)	34.1%	34.0%	0.1%

Per share information
Net income - Basic	$0.44	$0.34	$0.10
Net income - Diluted	$0.36	$0.31	$0.05

Cash dividend declared per share	$0.02	$0.02	—
(i) See "Non-GAAP Financial Measures". A reconciliation of net income to EBIT, EBITDA, Consolidated EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2018	2017
Net income	$11,131	$9,599
Adjustments:
Interest expense	1,819	1,366
Income tax expense	4,127	3,487
EBIT	17,077	14,452
Adjustments:
Depreciation	18,192	14,558
Amortization of intangible assets	153	352
EBITDA	35,422	29,362
Adjustments:
Loss on disposal of property, plant and equipment	80	214
Gain on disposal of assets held for sale	(42)	(68)
Equity classified stock-based compensation expense	720	774
Loss on sublease	1,732	—
Consolidated EBITDA	37,912	30,282
Adjustments:
Liability classified stock-based compensation expense	1,178	1,284
Adjusted EBITDA	39,090	31,566

Analysis of Consolidated Three Month Results
Revenue
For the three months ended March 31, 2018, revenue was $114.7 million, up from $92.8 million in the same period last year. Revenue grew in the current period compared to last year as a result of growth in heavy civil construction work at both the Kearl oil sands mine and the Highland Valley copper mine located in central British Columbia; the latter as part of the contribution from a recently awarded 3-year civil construction and mine support contract. We also realized current quarter growth in mine support activities as a result of ongoing work at the Fording River coal mine in southeast British Columbia, which offset a slight decline in mine support activities at the Kearl mine. Our current period winter works program included volumes similar to last year's strong program with reclamation work at the Mildred Lake mine site and both overburden removal and tailings pond support activity at the Millennium mine site. We achieved these equivalent winter works volumes while also dedicating a portion of our equipment fleet capacity to the incremental heavy civil construction and mine support activities. This was made possible due to our 2017 investment in growth capital, which expanded our large sized equipment fleet capacity and the benefit realized from the effective execution of the earthworks program through the ever changing weather conditions of the winter season.
Gross profit
For the three months ended March 31, 2018, gross profit was $26.8 million, or 23.4% gross profit margin, up from $23.0 million, or 24.8% gross profit margin, in the same period last year. The higher gross profit in the current period was a result of the higher revenue. The slight decline in current period gross profit margin was driven by certain heavy civil construction and mine support contracts that included lower margin activities.
For the three months ended March 31, 2018, depreciation was $18.2 million (or 15.9% of revenue), up from $14.6 million (or 15.7% of revenue) in the same period last year. The increase in current period depreciation was primarily driven by increased equipment use as a result of the higher revenue activity. Depreciation as a percent of revenue was similar between the two periods.
Operating income
For the three months ended March 31, 2018, we recorded operating income of $17.1 million, up from $14.4 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $5.9 million for the quarter, down from $6.0 million for the same period last year. Stock-based compensation expense decreased $0.2 million compared to the prior year. We entered into a sub-lease for all of our committed space over the entire remaining term of our underutilized Edmonton office facility. While this effectively eliminated all but $1.7 million of the future commitment for this facility over the next 5 years, it nonetheless negatively affected current year earnings as we recorded the anticipated loss as an expense against operating income in the period.
Net income
For the three months ended March 31, 2018, we recorded $11.1 million net income (basic income per share of $0.44 and diluted income per share of $0.36), compared to $9.6 million net income (basic income per share of $0.34 and diluted income per share of $0.31) recorded for the same period last year. The net income improvement was achieved despite a $0.5 million increase in interest expense in the current period, driven primarily by the issuance of Convertible Debentures at the end of the comparable prior period; and a $0.6 million increase in deferred income tax expense recorded in the current period, driven by higher income in the period. The current year earnings per share was negatively affected by a $1.7 million non-cash provision for an anticipated loss on a sub-lease the Company entered into for its under-utilized Edmonton office facility ($0.07 and $0.06 impact on basic and diluted earnings per share, respectively).

NOA

The variance between the basic income per share in the current period and the basic income per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 25,284,661 as at March 31, 2018 compared to 28,004,778 as at March 31, 2017. The variance between the diluted income per share in the current period and the diluted income per share in the prior period is also affected by the weighted average effect of our newly issued convertible debentures. The complete calculation of basic and diluted income per share is detailed in the following table:

	Three months ended
	March 31,
	2018	2017
Net income available to common shareholders	$11,131	$9,599
Interest from Convertible Debentures (after tax)	441	75
Diluted net income available to common shareholders	$11,572	$9,674

Weighted average number of common shares	25,284,661	28,004,778
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,651,684	2,552,668
Dilutive effect of stock options	268,901	326,821
Dilutive effect of Convertible Debentures	3,686,636	696,365
Weighted average number of diluted common shares	31,891,882	31,580,632

Basic net income per share	$0.44	$0.34
Diluted net income per share	$0.36	$0.31
For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see our "Interim consolidated financial statements and notes that follow for the three months ended March 31, 2018 - (note 9(b)) Net income per share".
For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.
Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2018	2017	Change
Interest expense
Long term debt
Interest on Convertible Debentures	$542	$102	$440
Interest on Credit Facility	441	445	(4)
Interest on capital lease obligations	768	742	26
Amortization of deferred financing costs	130	82	48
Interest on long term debt	$1,881	$1,371	$510
Interest income	(62)	(5)	(57)
Total interest expense	$1,819	$1,366	$453
Foreign exchange gain	(10)	(3)	(7)
Income tax expense	4,127	3,487	640
Interest expense
Total interest expense was $1.8 million during the three months ended March 31, 2018, up from $1.4 million in the prior year.
We recorded $0.5 million in interest on our Convertible Debentures during the three months ended March 31, 2018 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under "Resources and Systems - Securities and Agreements".
Interest on our Credit Facility of $0.4 million in the three months ended March 31, 2018, was comparable to the interest expense in the prior year.
Interest on capital lease obligations of $0.8 million in the three months ended March 31, 2018 was comparable to interest expense in the prior year, despite a $9.1 million increase in our capital lease obligations. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.

Amortization of deferred financing costs of $0.1 million in the three months ended March 31, 2018 was comparable to the prior year. The current period deferred financing costs include the amortization of deferred financing costs related to the Convertible Debentures.
Foreign exchange gain
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on accounts payables related to purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended March 31, 2018, we recorded no current income tax expense and a deferred income tax expense of $4.1 million, providing a combined income tax expense of $4.1 million. This compares to a combined income tax expense of $3.5 million recorded for the same period last year.
Income tax as a percentage of taxable income for the three months ended March 31, 2018 and three months ended March 31, 2017 differs from the statutory rate of 27.00% primarily due to permanent tax differences resulting from stock-based compensation and income tax adjustments and reassessments.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution of variable consideration related to unpriced contract modifications;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.

NOA

The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
Revenue	$114.7	$82.0	$70.0	$47.6	$92.8	$62.2	$48.2	$24.2
Gross profit(i)	26.8	12.0	5.8	(1.2)	23.0	6.4	5.4	2.1
Operating income (loss)	17.1	4.5	1.0	(6.6)	14.4	(1.2)	(0.3)	(5.3)
EBIT(i)	17.1	4.5	1.1	(6.6)	14.5	0.2	(0.4)	(5.2)
Consolidated EBITDA(i)	37.9	17.2	12.3	2.2	30.3	13.5	9.0	1.7
Adjusted EBITDA(i)	39.1	18.1	11.5	2.0	31.6	15.5	8.7	2.8
Net income (loss)	11.1	2.5	(0.6)	(6.2)	9.6	(0.5)	(1.4)	(4.9)
Income (loss) per share - basic(ii)	$0.44	$0.10	$(0.02)	$(0.23)	$0.34	$(0.02)	$(0.05)	$(0.16)
Income (loss) per share - diluted(ii)	$0.36	$0.09	$(0.02)	$(0.23)	$0.31	$(0.02)	$(0.05)	$(0.16)

Cash dividend per share (iii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the fire and evacuation in Fort McMurray. We were able to return to the mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2017.
Unpriced contract modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
For the three months ended March 31, 2018, we recognized revenue from variable consideration related to unpriced contract modifications of $2.4 million.
As at March 31, 2018, we had $9.9 million of unresolved unpriced contract modifications on our balance sheet. This compares to $8.0 million of unresolved unpriced contract modifications recorded as at December 31, 2017. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.
D. OUTLOOK
We have just completed the first quarter of the second year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that period.s Our strategy to achieve the growth is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.s
Following on from 37% and 24% growth in revenue and EBITDA respectively in 2017, we are also on track to achieve our growth objectives for 2018 and 2019s, with this very positive outlook supported by:

•	The successful renewal of all of our oil sands long-term services agreements such that we are not faced with a contract expiration until late 2020;

•
Our customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel.s On this theme we executed two large earthworks jobs for the winter season with volumes similar to last year's strong program. Also during the first quarter we negotiated a contract for overburden handling, with a value of around $35 million, which will commence in April and last most of the year;s

•
The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply;s

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;s

•
The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter of 2017, was modest at first, but it is expected to increase over the work duration;s

•
The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. We plan to build on our bidding success of 2017, with additional awards in 2018 and 2019;s

•
Further success at pre-qualifying to bid for major infrastructure projects.s In late 2017 we were chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories;s and

•
Good progress with leveraging our core equipment maintenance competence into work for third parties. We already have jobs for three customers in our Edmonton maintenance facility and we believe that this initiative could have a discernible impact on our 2018 results. Beyond that we hope to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets. Eventually, this external maintenance business could potentially provide more than $30 million in annual revenue stream for us.s

NOA

Overall we are very encouraged by this bright outlook and are even more confident about meeting our growth targets, while maintaining a strong balance sheet.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2018, we had 139 salaried employees (March 31, 2017 - 129 salaried employees) and approximately 1,030 hourly employees (March 31, 2017 - 825 hourly employees) in our Western Canadian operations. Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (March 31, 2017 - 85% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers Local 955 and North American Maintenance Ltd. was ratified on April 11, 2018. The new collective agreement is in place until 2023.
Two collective agreements were signed with the Christian Labour Association of Canada ("CLAC"), Local 68 in 2017. One for the Fording River Operations project, located 30 kilometers north of Elkford, British Columbia, expiring in June 2019, and the other for the Highland Valley Copper Mine project located near Logan Lake, British Columbia, expiring in April 2020.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW
Consolidated cash flows are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2018	2017	Change
Cash provided by operating activities	$39,036	$25,087	$13,949
Cash (used in) provided by investing activities	(16,726)	(9,788)	(6,938)
Cash (used in) provided by financing activities	(18,391)	15,057	(33,448)
Net increase in cash	$3,919	$30,356	$(26,437)
Operating activities
Cash provided by operating activities for the three months ended March 31, 2018 was $39.0 million, compared to cash provided by operating activities of $25.1 million in for the three months ended March 31, 2017. The increase in cash flow in the current period is a result of improved profitability and a $1.6 million contribution from the decrease in cash required to fund working capital ($5.2 million increase in the use of cash to fund working capital in the prior period). The current year decrease in funding requirements for working capital was driven by the timely invoicing and collections of accounts receivables and the timing of the settlement of accounts payable, both of which mitigated the growth in accounts receivable from the increased current period activity.

Cash (used) provided from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
	2018	2017
Cash provided by (used in) net change in non-cash working capital
Accounts receivable (i)	$(15,890)	$(13,628)
Contract assets (i)	9,675	4,979
Inventories	(102)	(455)
Contract costs	(310)	—
Prepaid expenses and deposits	(826)	421
Accounts payable	10,343	6,233
Accrued liabilities	(2,929)	(3,280)
Contract liabilities	1,642	509
	$1,603	$(5,221)
(i) Included in the change for the three months ended March 31, 2018 is an increase in accounts receivable of $7.1 million and a corresponding decrease in contract assets related to the adoption of Topic 606. Unbilled amounts where we have an unconditional right to compensation are now classified as accounts receivable. These amounts were classified as contract assets prior to adoption.
Investing activities
Cash used in investing activities for the three months ended March 31, 2018 was $16.7 million, compared to cash used in investing activities of $9.8 million for the three months ended March 31, 2017. Current period investing activities included $18.9 million for the purchase of property, plant and equipment, partially offset by $1.5 million in proceeds from the disposal of property, plant and equipment and assets held for sale. Included in the current year purchase of property, plant and equipment is $5.2 million invested in the construction of our new maintenance facility. Prior year investing activities included $19.5 million for the purchase of property, plant and equipment and intangible assets, partially offset by $9.7 million cash received on the disposal of property, plant and equipment and assets held for sale.
Financing activities
Cash used in financing activities during the three months ended March 31, 2018 was $18.4 million, which included , $13.0 million Credit Facility repayments (offset by $5.0 million in borrowings from Credit Facility), $7.4 million in capital lease obligation repayments, $2.3 million for the purchase and subsequent cancellation of common shares and $0.6 million for treasury share purchases. Cash provided by financing activities during the three months ended March 31, 2017 was $15.1 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $12.1 million of Credit Facility repayments, $6.8 million in capital lease obligation repayments, $2.2 million in financing costs incurred from issuing the Convertible Debentures and $3.5 million for treasury share purchases. Cash used for the settlement of dividends was similar in both periods.
LIQUIDITY
As at March 31, 2018, we had $12.1 million in cash and $115.1 million unused borrowing availability on the Credit Facility for a total liquidity of $127.2 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $100.0 million. As at March 31, 2018 we have $23.9 million in unused capital lease borrowing availability under the terms of our Credit Facility. There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

NOA

Summary of Consolidated Financial Position

	March 31, 2018	December 31, 2017	Change
Cash	$12,105	$8,186	$3,919
Current working capital assets
Accounts receivable	$62,696	$46,806	$15,890
Contract assets	11,350	21,572	(10,222)
Inventories	4,856	4,754	102
Contract costs	1,234	422	812
Prepaid expenses and deposits	2,756	1,898	858
Current working capital liabilities
Accounts payable	(45,534)	(35,191)	(10,343)
Accrued liabilities	(9,173)	(12,434)	3,261
Contract liabilities	(2,466)	(824)	(1,642)
Total net current working capital (excluding cash)	$25,719	$27,003	$(1,284)

Intangible assets	785	938	(153)
Assets held for sale	4,242	5,642	(1,400)
Property, plant and equipment	295,330	278,648	16,682
Total assets	$408,232	$383,644	$24,588

Total long term financial liabilities(i)(ii)	(117,228)	(115,505)	(1,723)

Capital lease obligations (including current portion)	(76,062)	(66,969)	(9,093)
Credit Facility (including current portion)(i)	(24,000)	(32,000)	8,000
Convertible Debentures(i)	(40,000)	(40,000)	—
Total Debt(iii)	$(140,062)	$(138,969)	$(1,093)
Cash	12,105	8,186	3,919
Net Debt(iii)	$(127,957)	$(130,783)	$2,826
(i) Excludes deferred financing costs.
(ii) Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations, deferred gain on sale-leaseback, onerous lease contingency and both current and non-current deferred income tax balances.
(iii) For a definition of Total Debt and Net Debt, see "Non-GAAP Financial Measures".
The following table provides reconciling items between the movement of working capital accounts (change column) in the Summary of Consolidated Financial Position table, above and the amounts shown in the "Net change in non-cash working capital" table in "Summary of Consolidated Cash Flow" in this MD&A:

Three months ended March 31, 2018
Net decrease in contract assets related to adoption of accounting standard, Topic 606	547
Net decrease to contract costs related to adoption of accounting standard, Topic 606	(502)
Net increase in prepaid expenses and deposits due to long-term portion adjustment	(32)
Net decrease in accrued liabilities related to conversion of bonus compensation to DSUs	(326)
Net decrease in accrued liabilities related to dividend payable	(6)
Current working capital fluctuations effect on liquidity
As at March 31, 2018, we had $1.3 million in trade receivables that were more than 30 days past due compared to $0.3 million as at December 31, 2017. As at March 31, 2018 and at December 31, 2017, we did not have an allowance for doubtful accounts related to our trade receivables as we feel that there is minimal risk in the collection of these past due trade receivables.s We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed modifications. A contract modification is determined to exist when it either creates new or changes existing legally enforceable rights and obligations. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. As at March 31, 2018, we had $9.9 million of unresolved unpriced contract modifications recorded on our balance sheet ($8.0 million as at December 31, 2017). For a more detailed discussion on claims revenue refer to “Unpriced Contract Modifications”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and contract asset balances at the start of such projects.
Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at March 31, 2018, holdbacks totaled $0.7 million, up from $0.6 million as at December 31, 2017. The current year increase in holdbacks reflects the continued activity on certain construction services projects that have not yet reached substantial completion.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities, borrowings under our Credit Facility and borrowings from our equipment leasing partners.s
Cash used for net capital expenditures (expenditures, net of proceeds) for the three months ended March 31, 2018 was $17.4 million ($9.8 million for the same period in 2017). Included in the three months ended March 31, 2018 net capital expenditures was $12.0 million invested in growth capital expenditures with the balance invested in sustaining capital expenditures. In addition, the current quarter net capital expenditures included $1.3 million in proceeds from a finance arrangement with one of our leasing facility providers. We recorded an equivalent amount as a capital lease liability from this equipment financing transaction. The prior year net capital expenditures included $5.4 million invested in growth capital expenditures with the balance invested in sustaining capital expenditures. In addition, the prior year net capital expenditures included $9.1 million in proceeds from a financing arrangement. We recorded an equivalent amount as a capital lease liability from this equipment financing transaction.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases (excluding the aforementioned equipment financing transaction) during the three months ended March 31, 2018 was $15.2 million (three months ended March 31, 2017 were $6.3 million). Our equipment fleet is currently split among owned (49%), capital leased (39%) and rented equipment (12%).
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2018 we expect our annual sustaining capital expenditures to range between $35.0 million to $45.0 million, net of normal equipment disposals, primarily related to essential equipment replacement and capital maintenance requirements. We believe that our annual growth capital expenditures could range from $25.0 million to $30.0 million, to support our investment in our new maintenance facility and the continued expansion of our equipment fleet capacity. We believe that our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth equipment investment requirements. We also believe that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility.s

NOA

For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2017.
Our principal contractual obligations relate to our long-term debt, capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments on Credit Facility and Convertible Debentures as early repayment is possible resulting in lower interest payments unless otherwise noted, as at March 31, 2018.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2018	2019	2020	2021	2022 and thereafter
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Credit Facility (ii)	24,000	—	—	24,000	—	—
Capital leases (including interest)	81,209	25,662	25,559	16,122	8,236	5,630
Equipment and building operating leases (net of sub-leases)	3,077	1,262	359	410	436	610
Capital for property, plant and equipment	13,200	13,200	—	—	—	—
Supplier contracts	7,626	7,626	—	—	—	—
Total contractual obligations	$169,112	$47,750	$25,918	$40,532	$8,672	$46,240
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $169.1 million, as at March 31, 2018, have decreased from $180.9 million as at December 31, 2017 primarily as a result of a reduction in borrowings on our Credit Facility, payments against our commitment related to capital for property, plant and equipment and scheduled payments on our capital leases and building operating leases. For a full discussion on the Credit Facility see "Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On February 13, 2018, we declared a first quarter 2018 dividend of $0.02 per share totaling $0.5 million. At March 31, 2018, the dividend payable was included in accrued liabilities and was subsequently paid on April 6, 2018.
Cash used for the purchase of treasury shares through our trust agreement was $0.6 million for the three months ended March 31, 2018 ($3.5 million for the three months ended March 31, 2017). Cash used for share purchase programs under normal course issuer bids was $2.3 million for the three months ended March 31, 2018 ($nil for the three months ended March 31, 2017).

For a complete discussion of the trust share purchases and US share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our normal course issuer bid see "Significant Business Events" in this MD&A.
Credit Facility
On August 1, 2017, we entered into a new credit facility agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada, replacing our previous Sixth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides borrowings of up to $140.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on August 1, 2020, with an option to extend on an annual basis. The Credit Facility also allows for a capital lease limit of $100.0 million.
The Credit Facility is comprised solely of a revolver feature, unlike our Previous Credit Facility, which had a borrowing base limit to available borrowings and was divided into a $30.0 million term loan and a $70.0 million revolving facility.

Under the terms of the new agreement, the Senior Leverage Ratio is to be maintained at less than 3.0:1, except in the case of the following four quarters after an acquisition where the ratio will increase to 3.5:1, meanwhile the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

•	The Senior Leverage Ratio is re-defined as Senior Debt compared to our trailing 12-month Adjusted EBITDA; and

•	The Fixed Charge Coverage Ratio is re-defined as trailing 12-month Adjusted EBITDA less cash taxes as compared to Fixed Charges.
Financial Covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2018, we were in compliance with the Credit Facility covenants.
"Adjusted EBITDA" is defined in "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A.
"Senior Debt" is defined under the Credit Facility as Total Debt plus outstanding Letters of Credit under our Credit Facility, less: (i) purchase money debt incurred for construction of particular property or equipment, but only for 60 days after the property or equipment is commissioned for use; (ii) convertible unsecured subordinated debentures; and liabilities from hedge and swap arrangements. This is used in the Senior Debt to trailing 12-month Adjusted EBITDA ratio and the pricing grid to determine the pricing level for borrowing and standby fees under the facility.
"Fixed Charges", is defined under the Credit Facility as cash interest, scheduled payments on debt, unfunded cash distributions and unfinanced net capital expenditures. Our Credit Facility excludes Previous Credit Facility repayments from the determination of Fixed Charges.

•
The term "unfunded" is defined as requiring borrowings from the Credit Facility or the issuance of our shares to support cash distributions such as dividends payments or the redemption of any class of our shares.

•	The term "unfinanced" is defined as expenditures.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. We are subject to non-refundable standby fees, 0.35% to 0.65% depending on our senior leverage ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
The Credit Facility pricing includes a twenty-five basis point reduction to our borrowing rate and a five basis point reduction to our standby rate, at our current leverage ratio, when compared to the Previous Credit Facility pricing.
For a full discussion on our Previous Credit Facility, see "Resources and Systems - Credit Facility in our annual MD&A for the year ended December 31, 2017.
Borrowing activity under the Credit Facility
As at March 31, 2018, the Credit Facility had $0.9 million in issued letters of credit (December 31, 2017 - $0.8 million) and borrowings of $24.0 million (December 31, 2017 - $32.0 million). At March 31, 2018, our borrowing availability under the Credit Facility was $115.1 million (December 31, 2017 - $107.2 million).
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2017.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. At

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December 31, 2017, we had purchased and subsequently cancelled 1,142,762 shares under this NCIB. As at March 31, 2018, we have used $2.3 million in cash to purchase and subsequently cancel a further 344,785 common shares in the normal course during the current year leaving a balance of 936,786 common shares authorized for purchase under this NCIB until it's expiry on August 13, 2018. The current year NCIB programs have reduced our outstanding common share balance excluding treasury shares to 25,161,469 as at March 31, 2018. This outstanding common share balance is net of the 2,709,046 common shares classified as treasury shares as at March 31, 2018.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 26, 2018, there were 27,928,985 voting common shares outstanding, which included 2,716,023 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (25,161,469 common shares, including 2,709,046 common shares classified as treasury shares at March 31, 2018). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at March 31, 2018, there were an aggregate of 768,390 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 768,390 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi- annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Debt Ratings
On March 16, 2018, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. S&P stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B" rating and will continue to generate positive free operating cash flow to sustain its capital expenditure plan and dividend payments during the next two years.
For a discussion of our debt ratings, see the "Debt Ratings" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of March 31, 2018 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2018 that have materially affected, or are reasonably likely to affect, our ICFR. With the adoption of Topic 606, we assessed and revised ICFR to reflect the changes to our processes. These changes have not materially affected, nor are they reasonably likely to affect, the effectiveness of our ICFR.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018 using the modified cumulative effect retrospective method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 605.

◦
We applied Topic 606 to contracts that were not completed at the time of transition. We also elected to use the contract modification practical expedient to not separately evaluate the effects of each contract modification before the period of adoption of Topic 606.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Stock-Based Compensation

◦
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three months ended March 31, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

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Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2017.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our belief that we will be able to achieve a minimum 15% compound growth in revenue and EBITDA over the period of our three year organic growth plan.

•
Our belief that we will be able to achieve growth through building production related recurring services volumes in our core oil sands market together with the addition of value creating services and through expanding our market coverage to include other resource mines and infrastructure projects that involve major earthworks.

•	Our belief that will be able to achieve our growth objectives for 2018 and 2019.

•	Our expectation that our customers will continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel.

•	Our expectation that the contract for overburden handling we negotiated in the first quarter, with a value of around $35 million, will commence in April and last most of the year.

•
Our anticipation that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.

•	Our belief that there will be meaningful heavy construction activity for the summer season of 2018.

•	Our expectation that revenue from the three year site support contract at the Highland Valley copper mine will increase over the work duration.

•	Our expectation that we will build on our bidding success of 2017 on natural resource related contracts, with additional awards in 2018 and 2019.

•	Our expectation that we will have further success at pre-qualifying to bid for major infrastructure projects.

•	Our belief that our third party maintenance work could have a discernible impact on our 2018 results.

•
Our expectation that we will be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets and which could ultimately provide more than $30.0 million in annual revenue stream for us.

•	Our belief that there is minimal risk in the collection of our past due trade receivables.

•	Our expectation that we will not experience a strike or lockout.

•
Our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities, borrowings under our Credit Facility and borrowings from our equipment leasing partners.

•	Our belief that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that trading volumes and liquidity of our shares remain roughly at historic levels;

•	that our issued shares are not diluted other than through normal course exercises of options;

•	our level of receivables, inventory and contract assets, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2017;

•	that the Canadian dollar does not significantly appreciate in 2017;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of safety management, service execution, equipment reliability and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in a timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

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and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2017 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2017 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At March 31, 2018, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended Credit Facility are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At March 31, 2018, we had $24.0 million outstanding debt pertaining to our Credit Facility (December 31, 2017 – $32.0 million).
H. GENERAL MATTERS
Additional Information
Our corporate office was recently re-located to 26550 Acheson Road, Acheson, Alberta, T7X 6B2. Our corporate head office telephone and facsimile numbers remain unchanged and are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2017, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 1, 2018

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Construction Group Ltd. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 1, 2018

/s/ Rob Butler
Vice President, Finance